SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	June	2014
Commission File Number	001-36458
Neovasc Inc.
(Translation of registrant’s name into English)
Suite 2135 — 13700 Mayfield Place Richmond, British Columbia, Canada, V6V 2E4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Form 51-102F3 - Material Change Report.

DOCUMENT 1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Neovasc Inc. (the “Company”)
13700 Mayfield Place, Suite 2135
Richmond, BC,
V6V 2E4

Item 2.	Date of Material Change

June 6, 2014

Item 3.	News Release

A news release announcing this material change was issued June 6, 2014 and a copy has been filed on SEDAR.

Item 4.	Summary of Material Changes

On June 6, 2014, the Company announced that it had been made aware of a lawsuit filed by CardiAQ Valve Technologies.

Item 5.	5.1 – Full Description of Material Change

On June 6, 2014, the Company announced that it had been made aware of a lawsuit filed by CardiAQ Valve Technologies in the U.S. District Court for the District of Massachusetts, including certain allegations relating to Neovasc’s transcatheter mitral valve technology, including the Tiara™ device.

As of the date of this report, the complaint has not yet been served on the Company.  If CardiAQ does serve the complaint, Neovasc intends to vigorously defend itself. Based on its understanding of the unproven allegations, the Company believes the lawsuit to be groundless and without merit.

5.2 – Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact Chris Clark, Chief Financial Officer of the Company, at 604-270-4344.

Item 9.	Date of Report

June 11, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)
Date:	June 11, 2014	By:	/s/ Chris Clark
Name: Chris Clark Title: Chief Financial Officer